Pearl Holdings Acquisition Corp

767 Third Avenue, 11th Floor

New York, New York 10017

December 13, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Pearl Holdings Acquisition Corp Registration Statement on Form S-1 File No. 333-261319

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pearl Holdings Acquisition Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michelle Gasaway, of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at (213) 687-5122, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Craig E. Barnett
Craig E. Barnett
Chief Executive Officer